UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FRONTEER GOLD INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

             359032109
(CUSIP Number)

           December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No.: 359032109	Page 2 of 9 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C. (FORMERLY ANCHORAGE ADVISORS, L.L.C.)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	4,342,123
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	4,342,123
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,342,123
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G

CUSIP No.: 359032109	Page 3 of 9 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	4,342,123
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	4,342,123
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,342,123
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No.: 359032109	Page 4 of 9 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	4,342,123
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	4,342,123
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,342,123
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G

CUSIP No.: 359032109	Page 5 of 9 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	4,342,123
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	4,342,123
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,342,123
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person: IN, HC

Page 6 of 9 Pages

Item 1(a).	Name of Issuer:
Fronteer Gold Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1055 West Hastings Street, Suite 1650, Vancouver, British Columbia, Canada V6E 2E9

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Anchorage Capital Group, L.L.C. ("Capital Group");

ii) Anchorage Advisors Management, L.L.C. ("Management");

iii) Anthony L. Davis ("Mr. Davis"); and

iv) Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Capital Master Offshore, Ltd., a Cayman Islands exempted company incorporated with limited liability (“Anchorage Offshore”).  Capital Group is the investment advisor to Anchorage Offshore.  Management is the sole managing member of Capital Group.  Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

1) Capital Group is a Delaware limited liability company;

2) Management is a Delaware limited liability company;

3) Mr. Davis is a citizen of the United States of America; and

4) Mr. Ulrich is a citizen of Canada.

Page 7 of 9 Pages

Item 2(d).	Title of Class of Securities:

Common Shares, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

359032109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 4,342,123 Shares.

Item 4(b)	Percent of Class:

                              As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.9% of Shares outstanding.  (There were 150,571,310 Shares outstanding as of November 12, 2010, according to Exhibit 99-2 to the Issuer’s report on Form 6-K, filed November 15, 2010.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management, Mr. Davis, Mr. Ulrich
(i) Sole power to vote or direct the vote:	4,342,123
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	4,342,123
(iv) Shared power to dispose or direct the disposition of:	0

Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the orginary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2011